Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260126

PROSPECTUS SUPPLEMENT NO. 3

(TO PROSPECTUS DATED JULY 12, 2022)

TMC THE METALS COMPANY INC.

Up to 264,438,297 Common Shares
Up to 9,500,000 Warrants

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This prospectus supplement no. 3 (this “Supplement”) supplements the prospectus dated July 12, 2022 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 24,500,000 of our common shares, without par value (“Common Shares”), which consists of (i) up to 9,500,000 Common Shares that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Sustainable Opportunities Acquisition Corp. (“SOAC”), at an exercise price of $11.50 per Common Share, and (ii) up to 15,000,000 Common Shares that are issuable upon the exercise of 15,000,000 warrants issued in connection with the initial public offering of SOAC (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

The Prospectus and this Supplement also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 9,500,000 Private Placement Warrants, (ii) 9,500,000 Common Shares that may be issued upon exercise of the Private Placement Warrants, (iii) 11,578,620 Common Shares that may be issued upon exercise of the Allseas Warrant (as defined in the Prospectus), (iv) 6,759,000 Common Shares held by SOAC’s former directors, transferees of SOAC’s sponsor, Sustainable Opportunities Holdings LLC (the “Sponsor”), and certain of their transferees (collectively, the “Founder Shares”), (v) 11,030,000 Common Shares issued in the PIPE Financing (as defined in the Prospectus), (vi) 131,178,480 Common Shares issued to certain shareholders of DeepGreen (as defined in the Prospectus) pursuant to the Business Combination Agreement (as defined in the Prospectus), (vii) 77,277,244 Common Shares issuable to certain shareholders of DeepGreen upon the conversion of DeepGreen Earnout Shares (as defined in the Prospectus) pursuant to the Business Combination Agreement, (viii) 1,241,000 Common Shares issuable to the transferees of the Sponsor and their transferees upon the conversion of Sponsor Earnout Shares (as defined in the Prospects) and (ix) 873,953 Common Shares issued to certain service providers to DeepGreen.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of Common Shares or Private Placement Warrants by the Selling Securityholders or of Common Shares by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants.

However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered certain of the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This Supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K which was filed with the Securities and Exchange Commission on October 3, 2022.

You should read this Supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This Supplement is qualified by reference to the Prospectus except to the extent that the information in this Supplement supersedes the information contained in the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Shares and Public Warrants are listed on Nasdaq under the symbols “TMC” and “TMCWW,” respectively. On September 30, 2022, the closing price of our Common Shares was $1.05 and the closing price for our Public Warrants was $0.165.

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Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 3, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 27, 2022

TMC THE METALS COMPANY INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation)	001-39281 (Commission File Number)	Not Applicable (IRS Employer Identification No.)

595 Howe Street, 10th Floor Vancouver, British Columbia (Address of principal executive offices)		V6C 2T5 (Zip Code)

Registrant’s telephone number, including area code: (604) 631-3115

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
TMC Common Shares without par value	TMC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one TMC Common Share, each at an exercise price of $11.50 per share	TMCWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)  On September 27, 2022, Gina Stryker, who had served on the Board of Directors (the “Board”) of TMC the metals company Inc. (the “Company”) since the closing of the Company’s business combination transaction in September 2021 and was a member of the Audit Committee of the Board, resigned from the Board. Her resignation was not the result of any disagreement with the Company relating to the Company’s operations, policies or practices. The Company thanks Ms. Stryker for her service and contributions to the Board and the Company.

Current independent director Sheila Khama was appointed to serve on the Audit Committee of the Board following Ms. Stryker’s resignation from the Board.

(d)  On September 29, 2022, the Board appointed Andrew C. Greig to the Board, for a term to continue until the 2023 annual meeting of the Company’s shareholders or until his earlier death, resignation or removal.

Mr. Greig, age 65, has 35 years of experience in the mining and natural resource industry with Bechtel Group Inc., a global engineering, construction and project management company, before his retirement in 2015. He brings direct experience in developing minerals, resource, power, refining, and chemical projects in 20 countries across six continents. Mr. Greig was formerly a director and then board observer of legacy DeepGreen Metals, Inc. A resident of Australia, Mr. Greig earned a graduate diploma in business from Monash University, Melbourne.

Pursuant to the Company’s Nonemployee Director Compensation Policy, Mr. Greig was granted 95,238 restricted stock units under the Company’s 2021 Equity Incentive Plan, the amount of which was determined by dividing $100,000 by the closing price of the Company’s Common Shares on the Nasdaq Stock Market on September 30, 2022. The restricted stock units will vest in equal annual installments over three years from the date of the grant, subject to Mr. Greig’s continued service on the Board on the applicable vesting dates. Mr. Greig has also entered into the Company’s standard form of indemnity agreement, the form of which was filed as Exhibit 10.18 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

There are no arrangements or understandings between Mr. Greig and any other person pursuant to which Mr. Greig was selected as a director, nor, except as set forth below, are there any transactions between Mr. Greig and the Company in which he has a direct or indirect material interest that the Company is required to report pursuant to the rules and regulations of the Securities and Exchange Commission. In addition to the restricted stock units referred to above Mr. Greig will receive in connection with his appointment to the Board, Mr. Greig owns 4,095,827 of the Company’s Common Shares, 89,365 of the Company’s Class A Special Shares, 178,729 of the Company’s Class B Special Shares, 178,729 of the Company’s Class C Special Shares, 357,459 of the Company’s Class D Special Shares, 357,459 of the Company’s Class E Special Shares, 357,459 of the Company’s Class F Special Shares, 446,824 of the Company’s Class G Special Shares and 446,824 of the Company’s Class H Special Shares, which are registered on the Company’s Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission on October 7, 2021, as amended, pursuant to the Company’s Amended and Restated Registration Rights Agreement, dated September 9, 2021, which was filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021, to which Mr. Greig is a party, and options to purchase 716,916 of the Company’s Common Shares, all of which were received by Mr. Greig upon closing of the Company’s business combination transaction in September 2021 in exchange for his former security ownership of legacy DeepGreen Metals, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TMC THE METALS COMPANY INC.

Date: October 3, 2022	By:	/s/ Gerard Barron
	Name:	Gerard Barron
	Title:	Chief Executive Officer